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[CONVERGENT GROUP LOGO]                                                     MEMO


Date: November 2, 2000

To: All Convergent Employee Shareholders

From: Scott Schley

RE: TENDERING OF SHARES


Following are answers to some of the questions which have arisen in connection with the tender offer packages sent to you earlier this week. Bryan and I will be arranging calls next week to answer any other questions you might have or to clarify anything contained in this correspondence.

PLEASE NOTE this is only relevant to those employees who currently hold shares of Convergent common stock. If you hold options to purchase shares of Convergent common stock, you should refer to Bryan's e-mail dated November 1, 2000 for instructions regarding exercising your options and tendering the shares underlying the options in the offer.

Q:   Exactly how do I submit my shares for sale?

A: Complete the blue Letter of Transmittal contained in your tender offer package and return it along with your certificate(s) to Citibank N.A. via one of the three methods indicated on the Letter of Transmittal (i.e., by overnight courier, by hand, or by mail). We suggest that you transmit the material via Federal Express or by certified mail, return receipt requested, so that you receive a record of your transmission.


Q:   How do I complete the Letter of Transmittal?

A:   (1)  Complete the information requested in the box on the front of the
          Letter of Transmittal by:

          - Providing the name and address of the holder of the shares. (You can find this information on your stock certificates(s).)

          - Providing the number(s) of the stock certificate(s) listed in the upper left-hand corner of the certificate(s)

          - Providing the number of shares represented by each of your certificates indicated in the upper right-hand corner of the certificate(s)

          - Providing the number of shares tendered in the offer (submitted for sale). If you did not execute the Voting Agreement, you may tender all of the shares represented by your certificate(s). For information on the effect of the proposed transaction on shares not tendered, refer to pages 4 and 5 of the Offer to Purchase (the 68-page booklet). If you are an EVP or VP and have executed the Voting Agreement, you can only tender the number of shares listed on Schedule 2.1 of the Voting Agreement.

     (2) Check any of the applicable boxes listed below. If you are tendering green common stock certificate(s) in the offer (the majority of you), you will only need

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          to check either the first or second box, depending upon the date on the bottom of your certificate(s). If the date located on the bottom of your certificate is prior to July 24, 2000, check the first box. If the date located on the bottom of your certificate is on or after July 24, 2000, check the second box.

     (3) Sign and date the Letter of Transmittal in the space provided after "Important: All Convergent stockholders submitting this Letter of Transmittal must sign below and complete a Substitute Form W-9." Please sign your name exactly as it appears on your stock certificate(s).

     (4) Fill in the information required in the box marked "Substitute Form W-9" of the Letter of Transmittal by:

          -    Providing your social security number

          - Checking the box marked "Correct" as long as you have not been notified by the IRS that you are subject to backup withholding

          -    Signing and filling in the date


Q: If I executed the Voting Agreement, have multiple certificates, and am not tendering any shares related to one or more of the certificates, do I still submit all of my certificate(s)?

A:   No. Submit only those certificate(s) being tendered.


Q: If I executed the Voting Agreement, hold certificates dated before July 24, 2000, and am not entitled to tender all of my shares in the offer, what number do I put in the "Number of Shares Tendered" column?

A: Enter double the number of shares that you are entitled to tender in the offer in accordance with Schedule 2.1 of the Voting Agreement (also referenced in your employment letter or employment agreement) and enter that number in the column identified "Number of Shares Tendered." The Depository will automatically divide this number in half when determining the number of shares you are selling for $8.


Q:   Do I need to fill out the information below my signature?

A: You only need to complete this section of the Letter of Transmittal if you are not the holder of the shares identified on the certificate(s).


Q:   Do I need to get my signature guaranteed?

A: You are only required to get your signature guaranteed if you are not the holder of the shares identified on the certificate(s).


Q:   If necessary, where can I get my signature guaranteed?

A: Generally you can get your signature guaranteed at any commercial bank. Officers of the bank will ask to see your driver's license and then stamp your signature with a medallion.

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Q:   What if I can't locate my stock certificate(s)?

A: See Bob Preis and execute a Lost Certificate Affidavit. He will then reissue you the appropriate number of new certificates to be tendered in the offer.


Q:   When must I submit my material?

A: The offer is open until Midnight Eastern Standard Time on November 27, 2000 (unless the offer is extended in accordance with the terms of the Offer to Purchase). All information must be received prior to Midnight Eastern Standard Time on November 27, 2000 or it will not be deemed tendered in the offer. To avoid confusion or last minute problems, we are encouraging everyone to transmit the required documentation no later than November 15, 2000.


Q:   What are all the other documents in my package?

A: The documents are largely informational and do not require your execution; however, you should read all of such documents carefully. A brief description of the documents and their purpose follows:

     - Schedule 14D-9. This is a regulatory filing with the SEC that summarizes the tender offer and provides certain background information.

     - Offer to Purchase. This is the actual offer pursuant to which you are invited to tender your shares. This document contains all relevant information about the offer and is designed to allow you to evaluate the fairness of the transaction.

     - Offer to Purchase (for clients). This information is addressed to clients of broker dealers and does not pertain to you.

     - Notice of Guaranteed Delivery. This document enables you to tender your shares in the offer if you cannot locate the actual certificate(s). However, we suggest that you execute a Lost Certificate Affidavit.


Q:   Will there be withholding against my proceeds?

A: If you obtained a portion or all of your shares through the exercise options, then that portion being sold in the Tender may be subject to Federal and State Income Tax withholding as well as FUTA and FICA withholding. If the shares you tender were obtained through stock grants, no withholding will be required against your proceeds. After you complete your tender, see Bob Preis who will confirm whether or not withholding is necessary and calculate the appropriate amount for you.


Q:   How and when will I pay my withholding?

A: You will be required to remit to the Company your withholding by check within five business days of receipt of proceeds by you.

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